Filed by EMBARQ CORP

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: EMBARQ CORP

Commission File No.: 001-32732

Important Information for Investors and Stockholders

In connection with the proposed transaction, CenturyTel, Inc. (“CenturyTel”) will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of CenturyTel and Embarq Corporation (“Embarq”) that also constitute a prospectus of CenturyTel, and will be sent to the shareholders of Embarq. Investors and security holders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available, because they will contain important information about Embarq, CenturyTel and the proposed transaction. The joint proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Embarq upon written request to Embarq Shareholder Relations, 5454 W. 110th Street Overland Park, Kansas 66211 or by calling (866) 591-1964, or from CenturyTel, upon written request to CenturyTel, 100 CenturyTel Drive, Monroe, Louisiana, 71203 Attention: Corporate Secretary.

Embarq, CenturyTel and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Embarq may be found in its 2007 Annual Report on Form 10-K filed with the SEC on February 29, 2008 and in its definitive proxy statement relating to its 2008 Annual Meeting of Shareholders filed with the SEC on March 17, 2008. Information about the directors and executive officers of CenturyTel may be found in its 2007 Annual Report on Form 10-K filed with the SEC on February 29, 2008 and definitive proxy statement relating to its 2008 Annual Meeting of Shareholders filed with the SEC on March 27, 2008. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “may”, “can”, “believe”, “expect”, “project”, “intend”, “likely”, similar expressions and any other statements that predict or indicate future events or trends or that are not statements of historical facts. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual outcomes and results to differ materially from those in any such forward-looking statements. These factors include, but are not limited to, the following: failure to obtain the approval of the Embarq or CenturyTel shareholders for the Merger; failure to obtain, delays in obtaining or adverse conditions contained in any required regulatory approvals; failure to consummate or delay in consummating the merger for other reasons; changes in laws or regulations; and changes in general economic conditions. Embarq and CenturyTel undertake no obligation (and expressly disclaim any such obligation) to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. For additional information concerning factors that could cause actual results to materially differ from those projected herein, please refer to Embarq’s and CenturyTel’s most recent Form 10-K, 10-Q and 8-K reports.

CenturyTel personal touch advanced communications

EMBARQ

1 Merger of CenturyTel and EMBARQ October 27, 2008

Safe Harbor Language
Included in our presentation are certain estimates and other forward-looking statements. They are subject to uncertainties that could cause the actual results to differ materially. These and other important uncertainties related to our business are described in the Company’s filings with the Securities and Exchange Commission. All information contained herein is current as of October 27, 2008, and is to be considered valid only as of October
27, 2008, regardless of the date reviewed.
CenturyTel and EMBARQ will file a joint proxy statement/prospectus with the Securities and Exchange
Commission (SEC). INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT
BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the joint proxy statement/prospectus, as well as other filings containing information about CenturyTel and EMBARQ, free of charge, at the website maintained by the SEC at www.sec.gov. Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, free of charge, by directing a request to CenturyTel, 100
CenturyTel Drive, Monroe, Louisiana, 71203 Attention: Corporate Secretary, or to EMBARQ, 5454 West 110th
Street, Overland Park, KS, 66211, Attention: Corporate Secretary. The respective directors and executive officers of CenturyTel and EMBARQ and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding CenturyTel’s directors and executive officers is available in its proxy statement filed with the SEC by CenturyTel on March 27, 2008, and information regarding Embarq directors and executive officers is available in its proxy statement filed with the SEC by
EMBARQ on March 17, 2008. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. .
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of
Section 10 of the Securities Act of 1933, as amended.
Additional Information

Attendees
Glen F. Post, III
Chairman of the Board and Chief Executive Officer, CenturyTel
Tom Gerke
Chief Executive Officer, EMBARQ
Stewart Ewing
Chief Financial Officer, CenturyTel
Gene M. Betts
Chief Financial Officer, EMBARQ

Compelling for Shareholders of CenturyTel and EMBARQ
Combination of CenturyTel and EMBARQ creates a leading communications company
Operations in 33 states with approximately 8 million access lines and 2 million broadband customers
Pro forma revenue of $8.8 billion and EBITDA of $3.8 billion (1)
Enhanced financial profile
Accretive to free cash flow on an “as realized basis” in first full year post-closing
Sound capital structure with pro forma leverage of 2.1x (incl. run rate synergies) (2)
Dividend payout ratio of ~50% and expectation to return substantial capital to shareholders
Significant cost savings and operating efficiencies
Annual run rate synergies of approximately $400 million
Ability to leverage best practices between the two companies
Highly experienced leadership team
Bill Owens, Non-executive Chairman
Glen Post, CEO
Tom Gerke, Executive Vice Chairman
Karen Puckett, COO
Stewart Ewing, CFO
1. Data as of September 30, 2008 for CenturyTel and EMBARQ
2. Includes ~$400 million of anticipated run rate synergies

Transaction Summary
34% CenturyTel shareholders / 66% EMBARQ shareholders Pro Forma Ownership:
$11.6 billion, including net debt of $5.8 billion as of 09/30/08 Transaction Value:
Approximately $400 million of annual run rate synergies Estimated Synergies:
4.5x / 3.9x LTM EBITDA (before / after run rate synergies)
6.0x / 4.7x LTM Free Cash Flow (before / after run rate synergies)
Estimated Transaction
Multiples:
$800 million of committed financing to refinance EMBARQ bank debt facilities and for general corporate purposes
Financing:
2.1x (incl. run rate synergies) / 2.3x (excluding synergies) Pro Forma Leverage:
Annual dividend of $2.80 per share, approximately 50% pay-out ratio Dividend Policy:
1.37 shares of CenturyTel stock per share of EMBARQ stock Exchange Ratio:
HSR, FCC, Certain State Regulatory Approvals and CenturyTel and
EMBARQ shareholder approvals and other customary conditions
Closing Conditions:
All stock combination Transaction Structure:

6 A Leading Communications Company LightCore Fiber Network EMBARQ CenturyTel Operations in 33 states Approximately 8 million access lines, 2 million broadband customers and 97k fiber miles

Premier Communications Company
LTM Revenue ($ billions)
(1)
LTM EBITDA ($ billions)
(1)
Broadband Customers (millions)
(1)
7.9
3.1
2.3
1.5
0.0
2.0
4.0
6.0
8.0
10.0
Newco WIN FTR FRP
Access Lines (millions)
(1)
2.0
0.9
0.6
0.3
0.0
0.5
1.0
1.5
2.0
2.5
Newco WIN FTR FRP
8.8
3.3
2.3
1.5
0.0
2.0
4.0
6.0
8.0
10.0
Newco WIN FTR FRP
3.8
1.7
1.2
0.5
0.0
1.0
2.0
3.0
4.0
5.0
Newco WIN FTR FRP
1. Data as of September 30, 2008 for CenturyTel and EMBARQ and June 30, 2008 for WIN, FTR and FRP
2. FairPoint statistics pro forma for VZ Northern New England transaction
(2)
(2)

Key Pro Forma Metrics
(1)
Results pro forma for Madison River acquisition
2.22x
$5,757
$795
41.8%
$2,598
$6,222
23.7%
1,388
5,853
EMBARQ
2.30x
$8,843
$1,122
43.5%
$3,844
$8,835
25.5%
2,016
7,894
Pro Forma
w/o Synergies
2,041 Access Lines (000s)
628 Broadband Customers  (000s)
30.8% Penetration
$327 Capital Expenditures
47.7% EBITDA Margin %
$2,613 LTM Revenue
$1,246 LTM EBITDA
2.48x Net Leverage
$3,086 Net Debt
CenturyTel (1)
(as of 09/30/08, $ in millions)
As of September 30, 2008

Clear, Achievable Synergies
Operating Cost
Savings
Capex
Synergies
Other
Synergies
Integration
Expenses
~ $275 million
(one-time)
Realization of synergies
Network integration
~ $75 million
annually
Increased broadband penetration
Introduction of new products
~ $30 million
annually
Increased purchasing power
~ $300 million
annually
Headquarters / Corporate
Network and Operational Efficiencies
IT Support
Increased Purchasing Power
Advertising

Governance
Glen Post – CEO; Tom Gerke – Executive Vice Chairman; Karen Puckett – COO;
and Stewart Ewing – CFO
Bill Owens – Non-executive Chairman and Harvey Perry – Non-executive Vice
Chairman
Headquarters in Monroe, Louisiana
Significant operating presence in Overland Park, Kansas
15 member board
8 current CenturyTel directors
7 current EMBARQ directors
Name and brand of combined company to be determined prior to close

Great Strategic Combination
Significantly enhances financial and operational scale
~ 8 million access lines and 2 million broadband customers
$8.8 billion of revenue and $3.8 billion of EBITDA
Enhances shareholder value and financial flexibility
Significant synergies
Accretive in the first full year post-closing
Expectation of returning substantial capital to shareholders
Sound capital structure
Combined company well positioned strategically and competitively
Diversification of markets and revenue
Leverage of core, high-quality network resources
Customer service and marketing efficiencies through integrated systems
Improved competitive positioning